Dolly Varden Silver Step-out Intersects 21.55 g/t Au and
27 g/t Ag over 8.72m, including 91.1 g/t Au and 114 g/t Ag
over 0.51m at Homestake Silver Deposit

VANCOUVER, BC, February 03, 2025 - Vancouver, BC: Dolly Varden Silver Corporation (TSXV: DV) (OTC: DOLLF) (the "Company" or "Dolly Varden") is pleased to announce drill results from its 2024 program at the Homestake Silver deposit and exploration drilling at the Homestake Ridge Property in BC's Golden Triangle. The twenty (20) drillholes reported in this release have successfully expanded and infilled multiple high-grade gold and silver-rich zones within the Homestake Silver Deposit. Three (3) drillholes reported in this release tested exploration targets across various prospects on the property. Dolly Varden's 2024 drill program consisted of 69 drill holes for a total of 31,726m, with 41 holes totalling 15,546 meters drilled at the Dolly Varden area and 28 holes totalling 16,181 meters drilled at Homestake Ridge area. Planning for the fully funded 2025 drill program is underway to build on the expanded silver and gold zones drilled in 2024.

Highlights from the Homestake Silver Deposit Area (*intervals shown are core length):

  HR24-431: Step out to north: 21.55 g/t Au and 27 g/t Ag over 8.72 meters, including 47.92 g/t Au and 58 g/t Ag over 3.74 meters and including 91.1 g/t Au and 114 g/t Ag over 0.51 meters
  HR24-433: Step out on new eastern lens: 35.05 g/t Au and 114 g/t Ag over 2.32 meters, including 74.7 g/t Au and 297 g/t Ag over 0.72 meters within 29.50 meters of 3.48 g/t Au and 13 g/t Ag
  HR24-437: South end infill: 5.54 g/t Au and 97 g/t Ag over 10.20 meters, including 21.34 g/t Au and 384 g/t Ag over 2.40 meters, including 42.10 g/t Au and 1,135 g/t Ag over 0.77 meters
  HR24-438: South end infill: 4.48 g/t Au and 16 g/t Ag over 14.33 meters, including 29.17 g/t Au and 59 g/t Ag over 1.62 meters
  HR24-439: Step out 170 meter down dip: 1.56 g/t Au and 5 g/t Ag over 28.9 meters including 9.55 g/t Au and 32 g/t Ag over 0.50 meters and 12.15 g/t Au and 14 g/t Ag over 1.00 meter
  HR24-448: infill hole, 91.20 meters grading 1.88 g/t Au and 3 g/t Ag, including 13.90 g/t Au and 6 g/t Ag over 0.74 m, 21.70 g/t Au and 5 g/t Ag over 0.57 meters and 36.10 g/t Au and 12 g/t Ag over 1.00 meter  as well as silver dominant intercepts including 1.10 g/t Au and 786 g/t Ag over 0.91 meters and 0.31g/t Au and 571 g/t Ag over 0.82 meters

*Estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated

**Assay results reported are uncapped

"Homestake Silver was originally considered a primary silver-rich deposit, however our drilling has continued to identify multiple gold-rich zones and remains wide open for expansion.  Fully funded drilling in 2025 will target continued growth and further infill-drilling as a high-priority amongst the many targets in the Kitsault Valley trend," said Shawn Khunkhun, CEO of Dolly Varden Silver.

Figure 1.    Kitsault Valley trend of Deposits

Homestake Silver

2024 drilling at Homestake Silver targeted infill of Inferred Resources and Resource expansion drilling along strike to the north and south, as well as the down-dip. Complete drill results are presented in Table 1.

Highlight drill hole HR24-431 intersected 21.55 g/t Au and 27 g/t Ag over 8.72 meters, including 47.92 g/t Au and 58 g/t Ag over 3.74 meters. This is one of five drill holes targeting the northern extension of Homestake Silver deposit by testing the projected extension of the shallow angle plunge of wider, higher grade gold mineralization (Figure 3). HR24-431 targeted 180 meters down plunge from previously released drill hole HR23-410, that intersected 10.17 g/t Au over 6.61 meters, including 50.70 g/t Au over 0.62 meters (February 12, 2024, news release).

The other four drill holes testing the extent of the northern gold-rich zone all intersected a broad alteration zone with internal areas of strong veining and vein breccias. Drill hole HR24-433 intersected the new gold-rich zone to the east of the main Homestake Silver trend, grading 3.48 g/t Au and 13 g/t Ag over 29.50 meters and included higher grade vein intervals of 35.05 g/t Au and 114 g/t Ag over 2.32 meters (Figure 5). HR24-433 stepped out from previously released hole HR23-399, that intersected the new east gold lens grading 2.68 g/t Au and 20 g/t Ag over 57.70 meters and included higher grade vein intervals of 43.10 g/t Au and 66 g/t Ag over 1.01 meters and 40.33 g/t Au and 418 g/t Ag over 1.75 meters. (February 12, 2024, new release).

Figure 2.    Drill hole HR24-431 north end of Homestake Silver deposit. Mineralization is hosted in multi phase vein and vein breccias with strong pyrite, chalcopyrite, galena and sphalerite mineralization and visible gold.

Drill hole HR24-425 was drilled at an orientation to test the continuity of the new style of quartz-carbonate veining with abundant visible gold intersected in previously released drill hole HR23-389 (February 12, 2024, news release). HR24-425 intersected individual veins grading 8.86 g/t Au over 0.84 meters and 5.78 g/t Au over 2.00 meters.

Drill holes HR24-426 and HR24-449 tested the possible connection of Homestake Main and Homestake Silver deposits with a 250 meter step-out along the projected trend from Homestake Silver. Both drill holes intersected alteration associated with the continuation lower grade anomalous Au that indicate the structural corridor is continuous between the deposits.

Eight drill holes were drilled as infill holes to target larger gaps in drillhole spacing to aid in geological interpretation and increase resource confidence. These holes intersected wide mineralized envelopes with internal high-grade zones of strong veining and vein breccias. Wider zones include: 5.54 g/t Au and 97 g/t Ag over 10.20 meters in HR24-437 and 4.48 g/t Au and 16 g/t Ag over 14.33 meters in HR24-438. Drill holes HR24-437 and HR24-438 targeted a section located 32 meters south of previously released drill hole HR23-407 which intersected 8.94 g/t Au and 191 g/t Ag over 10.72 meters length (January 16, 2024, News Release). Holes HR24-446 and HR24-448 were drilled off the same pad but at different azimuths (Figure 3). Hole HR24-446 intersected 1.71 g/t Au and 287 g/t Ag over 2.91 meters including 7.06 g/t Au, 1,580 g/t Ag, 2.25% Pb and 2.54% Zn over 0.5 meters.

Drill holes HR24-436 and HR24-439 targeted the down-dip extension of the known mineralization and are separated by 110 meters along strike (Figure 4). Drill hole HR24-439 was a 170-meter down dip test from the main mineralized plunge and indicates that mineralization continues at depth and remains open for expansion. The alteration and veining intersected in holes HR24-436 graded 1.09 g/t Au over 31.75 meters, including 11.10 g/t Au over 0.55m and HR24-439 graded 1.56 g/t Au over 28.90 meters including 12.15 g/t Au over 1.00 meters.

Figure 3.    Plan View of the Homestake Silver and Main Deposits; 2024 drilling in bold lithology and red outline of mineralized zones.

Figure 4.    Homestake Silver Longitudinal section (C-C'), looking southwest with 2024 drill hole lithology.

Homestake Ridge

The Homestake Ridge deposits are interpreted as structurally controlled, multi-phase epithermal vein stockwork and vein breccia system hosted in Jurassic Hazelton volcanic rocks. Mineralization consists of pyrite, +/-galena and sphalerite with visible gold in a breccia matrix within a silica breccia vein system (see Figure 2). The northwest orientation of the main Homestake structural trend appears to have numerous subparallel internal structures that are interpreted to form the controls for higher grade gold and silver shoots within a broader mineralized envelope at the Homestake Silver deposit. The main structural corridor dips steeply to the northeast at Homestake Main and rolls to vertical or steeply southwest at Homestake Silver.

Figure 5.    Homestake Silver Cross Section (A-A') with 2024 and previous drill holes.

Figure 6. Homestake Silver Cross Section (B-B') with 2024 and previous drill holes

Table 1.    Assays from the 2024 Homestake Silver Deposit Drilling

Hole ID	From (m)	To (m)	Length (m)	Au** (g/t)	Ag (g/t)	Base Metals (%)
HR24-425	395.7	396.5	0.8	1.17	10
and	410	426.07	16.07	0.5	8	From 421.85-422.35m 1.38%Pb
including	416	419	3	1.13	8
and	450.45	454.16	3.71	2.51	3

including	451.18	452.02	0.84	8.86	6
and	459.25	476	16.75	1.38	2
including	464.5	466.5	2	1.82	2
including	472.5	474.5	2	5.78	3
HR24-426	627	628	1	1.75	3
HR24-427	560.5	561	0.5	0.37	2
HR24-428	322.58	323.18	0.6	0.68	10
and	723	734.3	11.3	0.32	NSV
including	725	727	2	1.05	NSV
HR24-429	635.6	636.1	0.5	1.97	NSV
and	697.9	706	8.1	0.48	NSV
including	700.3	700.8	0.5	2.24	8	0.73% Pb and 1.30% Zn
HR24-431	480.5	481	0.5	3.3	6
and	530.5	533.18	2.68	1.06	NSV
and	656.35	665.07	8.72	21.55	27	0.22% Cu, 2.36% Pb and 1.64% Zn
including	658.26	662	3.74	47.92	58	0.49% Cu, 5.24% Pb and 3.80% Zn
including	659.77	660.28	0.51	91.1	114	1.15% Cu, 8.00% Pb and 9.80% Zn
HR24-433	397	426.5	29.5	3.48	13
including	400.7	403	2.3	1.18	4
including	410.25	412.57	2.32	35.05	114
including	411.85	412.57	0.72	74.7	297	0.24% Cu, 0.51% Pb and 0.17% Zn
including	422.49	424.94	2.45	1.65	6
and	445.25	448.25	3	2.14	NSV
including	446.25	446.75	0.5	11.55	15
and	476	479.9	3.9	1.16	NSV
and	510	525	15	0.91	NSV
including	523.35	523.9	0.55	15.65	7
and	536.62	537.12	0.5	4.61	11
and	562	563	1	1.11	1
HR24-436	645.75	677.5	31.75	1.09	3
including	669.7	673.44	3.74	4.2	7
including	670.75	671.3	0.55	11.1	15	1.54% Zn
and	692.5	695.6	3.1	2.44	3
including	694	694.5	0.5	14.3	13	1.34% Pb and 1.79% Zn
HR24-437	285.36	296.34	10.98	0.88	12
including	290	293.72	3.72	1.88	19
and	308.41	335	26.59	1	12
including	316.32	317.45	1.13	5.62	37
including	325	325.5	0.5	8.76	13
and	342.35	352.55	10.2	5.54	97
including	345	347.4	2.4	21.34	384
including	345	345.77	0.77	42.1	1,135	2.28% Pb and 2.27% Zn
and	360.58	378.7	18.12	1.85	165
including	360.58	367.51	6.93	4.15	425
including	360.58	364	3.42	6.69	484

and	384	399.82	15.82	0.58	3
including	390	393.51	3.51	1.2	2
HR24-438	384	387.15	3.15	1.09	16
including	385.05	386.26	1.21	2.01	8
and	389.17	403.5	14.33	4.48	16
including	389.17	390.79	1.62	29.17	59	1.79% Pb and 2.40% Zn
including	393.58	394.21	0.63	9.81	11
and	417	432	15	0.96	1
including	425.2	426	0.8	8.62	4
HR24-439	690.85	719.75	28.9	1.56	5
including	693	694	1	3.31	1
including	699.99	700.49	0.5	9.55	32	2.16% Pb and 6.30% Zn
including	705.7	706.41	0.71	3.29	5
including	718.75	719.75	1	12.15	14
HR24-440	177.18	177.89	0.71	0.51	106
and	179.8	180.3	0.5	0.17	123
and	219.04	223.03	3.99	1.14	50
including	222	223.03	1.03	3.25	89
HR24-441	325.29	366.34	41.05	0.54	30
including	338	340	2	4.26	55
including	355	357	2	0.65	112
including	363	364.75	1.75	0.19	182
HR24-443	245.12	254.73	9.61	0.5	221
and	270.21	273.99	3.78	0.98	92
including	273.23	273.99	0.76	4.19	315
HR24-444	340.1	340.69	0.59	0.01	149
HR24-446	281.64	284.55	2.91	1.71	287
including	282.24	282.74	0.5	7.06	1,580	2.25% Pb and 2.54% Zn
and	316.24	344.1	27.86	0.8	3
including	323.05	323.77	0.72	3.47	3
including	337.53	338.6	1.07	7.35	5
HR24-447	567.11	567.73	0.62	0.17	150
HR24-448	292.04	294.19	2.15	0.54	423
including	292.04	292.95	0.91	1.1	786
including	297	297.82	0.82	0.31	571
and	317.26	342.29	25.03	0.7	15
including	322.12	322.72	0.6	4.2	107
and	353.15	444.35	91.2	1.88	3
including	359.14	359.88	0.74	13.9	6
including	382.92	394.2	11.28	2.57	3
including	405.67	406.24	0.57	21.7	5
including	411	412	1	36.1	12
including	413	422.59	9.59	2.59	7
HR24-449	429.99	431	1.01	1.23	1
HR24-451	507	510	3	1.23	1

and	516	522.74	6.74	0.63	1
including	521.5	522.74	1.24	2.22	1
and	540.15	541.07	0.92	3.39	1
and	552.74	554.86	2.12	3.82	2
including	554.05	554.86	0.81	9.49	3
and	567.27	571.83	4.56	0.83	1
and	578.8	586.25	7.45	0.23	12	From 580.40-582.60m: 6.68%Pb

*Estimated true widths vary depending on intersection angles and range from 55% to 75% of core lengths

**Assay results reported are uncapped

Table 2.  Drill Hole Collar Data for 2024 Homestake Ridge Drilling Reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
HR24425	463346	6179256	901	178	-53	501
HR24426	463430	6179428	841	228	-48	774
HR24427	463553	6179233	832	227	-54	669
HR24428	463539	6179288	828	229	-52	792
HR24429	463553	6179233	832	228	-52	720
HR24430	462402	6179054	1333	260	-48	438
HR24431	463539	6179288	828	225	-45	750
HR24433	463553	6179233	832	228	-46	636
HR24436	463716	6179084	792	224	-45	750
HR24437	463672	6178796	835	226	-54	447
HR24438	463672	6178796	835	222	-60	585
HR24439	463716	6179084	792	238	-46	756
HR24440	463717	6178701	830	224	-52	393
HR24441	463717	6178701	830	227	-62	501
HR24443	463772	6178667	801	224	-52	450
HR24444	463772	6178667	801	221	-57	495.9
HR24446	463490	6179012	879	213	-55	600
HR24447	464035	6178571	734	231	-45	671
HR24448	463490	6179012	879	229	-60	594
HR24449	463430	6179428	841	222	-45	711
HR24450	464642	6176803	973	60	-55	306
HR24451	463539	6179288	828	224	-45	691.4
HR24452	468232	6167663	267	250	-60	63

Exploration Drilling

Three (3) early-stage exploration drill holes were completed on three different targets across the property testing for possible mineralization at depth on mapped structures. Complete results are presented in Table 3.

Table 3.  Assays from the 2024 Homestake Ridge Exploration Drilling

Target	Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)
Blue Ribbon	HR24430	190.00	195.38	5.38	0.53	NSV
	including	192.65	193.45	0.80	1.83	NSV
	and	318.21	321.02	2.81	0.64	NSV
	including	318.21	319.05	0.84	1.21	NSV
	and	325.00	325.75	0.75	0.76	NSV
Homeguard	HR24452	NSV
Vanguard Copper	HR22450	NSV

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen assays may be completed on very high grade samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information in this release relates to, among other things, the 2024 drill program at the Kitsault Valley Project, the results of previous field work and programs and the continued operations of the current exploration program, interpretation of the nature of the mineralization at the project and that that the mineralization on the project is similar to Eskay and Brucejack, results of the mineral resource estimate on the project, the potential to grow the project, the potential to expand the mineralization and our beliefs about the unexplored portion of the property.

These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's most recently filed annual management discussion & analysis ("MD&A") dated August 22, 2024 and management information circular dated August 22, 2024 (the "Circular"), both of which are available on SEDAR at www.sedar.com. The risk factors identified in the MD&A and the Circular are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com;